[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 22, 2016

VIA EDGAR

Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCP Capital Corp.
Preliminary Proxy Statement Filed on February 29, 2016 (the “Proxy Statement”)

Dear Mr. Minore:

We are in receipt of an oral comment provided by you on March 10, 2016 regarding TCP Capital Corp.’s (the “Company”) preliminary proxy statement filed on February 29, 2016.

The Company has considered the comment and has authorized us to make on its behalf the response discussed below. For ease of reference, we have included your comment below followed by our response.

Comment: For Proposal I, please confirm in your response letter that that all the required disclosure pursuant to Section 22(b)(11) of Schedule 14A is included in the Proxy Statement.

Response: The Company confirms that all of the disclosures required by Item 22(b)(11) of Schedule 14A are included in the Proxy Statement.

“Tandy” Representation

With respect to the Proxy Statement, the Company hereby acknowledges the following:

The disclosure in the filing is the responsibility of the Company. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement and staff comments or changes in response to staff comments in the proposed disclosure in the Proxy Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Securities and Exchange Commission (the “Commission”) that the Commission is not foreclosed from taking any action with respect to the filing and the Company represents that it will not assert the staff’s review of the preliminary Proxy Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (416) 777-4727 or Michael K. Hoffman at (212) 735-3406.

Sincerely,
/s/ Steven Grigoriou
Steven Grigoriou, Esq.

cc:	Richard T. Prins, Esq.
Michael K. Hoffman, Esq.